Exhibit 12.1

Noble Corporation

Statement Regarding Computation of Ratios

	For the twelve months ended
	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees	$81,900	$702,696	$593,748	$297,749	$336,452
Add: Fixed charges	209,487	227,207	226,623	182,775	96,786
Add: Amortization of capitalized interest	18,786	13,819	11,152	8,521	4,992
Less: Interest capitalized	(47,082)	(115,094)	(135,975)	(122,424)	(83,170)

Total earnings	$263,091	$828,628	$695,548	$366,621	$355,060

Fixed charges:
Interest expense (1)	$155,179	$106,300	$85,763	$55,727	$9,457
Interest capitalized	47,082	115,094	135,975	122,424	83,170
Estimate of interest within rental expense	7,226	5,813	4,885	4,624	4,159

Total fixed charges	$209,487	$227,207	$226,623	$182,775	$96,786

Ratio of Earnings to Fixed Charges	1.3	3.6	3.1	2.0	3.7

(1)	Includes amortization of discounts and capitalized expenses related to indebtedness